82-3146

03007004

WILLIAMS CREEK EXPLORATIONS LIMITED

(CDNX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President 604-662-4481

RECEIVED FEB 19 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 207

NEWS RELEASE

31 January 2003

Williams Creek Explorations Limited is pleased to announce a non-brokered private placement for 1,500,000 Units at a price of $0.10 per Unit (being a discount from the Market Price), each Unit consisting of one common share and one non-transferable share purchase Warrant with a one year term, exercisable at a price of $0.15. The closing price of the Company's shares on 31 January 2003 was $0.15. Directors of the Company are subscribing for up to 57% of the private placement. Proceeds of the private placement are to be expended on geophysics and a drill program at the Company's Barkerville property.

This transaction is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"JAMES E. McINNES"

James E. McInnes, President

SUPPL

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